RC 3/3

SECU 11016926 MMISSION

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SEC Mail Processing Section

FEB 25 2011

Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1.01.10 (MM/DD/YY) AND ENDING 12.31.10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boomerang Capital llc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Rowayton Ave (No. and Street)

Rowayton (City) CT (State) 06853 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donough P. Mc Donough 203.855 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Traum Gary M CPA (Name — *if individual, state last, first, middle name*)

1980 Broadcast Plaza (Address) Merrick (City) N.Y (State) 11566 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONOUGH P. MCDONOUGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boomerang Capital LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

MD
Title

[signature]
Notary Public

C A CARBONARA
Notary Public
My Commission Expires 6/30/2011

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT
1109 LAWRENCE ROAD
NORTH BELLMORE, NEW YORK 11710

February 15, 2011

INDEPENDENT AUDITOR'S REPORT

To the Members
of Boomerang Capital LLC

I have audited the accompanying balance sheet of Boomerang Capital LLC, (a Connecticut limited liability company) as of December 31, 2010 and the related statements of financial position and members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boomerang Capital LLC, as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,

GARY M. FLAUM, CPA

TEL (516) 551-4289 • FAX (516) 221-7076 • Email: GMFCPA@optonline.net

BOOMERANG CAPITAL LLC

STATEMENT OF BALANCE SHEET

DECEMBER 31, 2010

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 191,804
EQUIPMENT - At cost,	
Less accumulated depreciation of $100,561	- 0 -
OTHER ASSETS:	
Security deposits	20,146
TOTAL ASSETS	$ 211,950

LIABILITIES AND NET ASSETS

CURRENT LIABILITIES:	
Accrued expenses	$ 8,500
MEMBERS' CAPITAL	203,450
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 211,950

See independent auditors' report and notes to financial statements.

BOOMERANG CAPITAL LLC

STATEMENT OF INCOME AND MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE:	
Consulting fees	$ 960,200
Interest income	2,982
TOTAL REVENUE	963,182
EXPENSES:	
Salaries - office	333,750
Employee benefits	105,595
Payroll taxes	11,431
Payroll service expense	5,270
Rent - net	144,999
Legal fees	124,621
Professional fees	11,900
Insurance	1,260
Consultants	40,136
Contributions	1,030
Office	27,959
Filing fees	15,552
Printing and stationery	8,789
Web-site expenses	2,835
Telephone	17,277
Travel and entertainment	49,301
Utilities	9,453
Auto	20,884
Other taxes	899
TOTAL EXPENSES	932,941
NET LOSS FOR THE YEAR	30,241
MEMBERS' EQUITY - BEGINNING OF YEAR	173,209
MEMBERS' EQUITY - END OF YEAR	$ 203,450

See independent auditors' report and notes to financial statements.

BOOMERANG CAPITAL LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 30,241
Adjustments to reconcile increase in net assets to cash used in operating activities:	
Increase in accrued expenses	6,644
Cash flows provided by operating activities	36,885
CASH FLOWS FROM INVESTING ACTIVITIES:	
Additions to property and equipment	- 0 -
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	- 0 -
Member withdrawals	- 0 -
Cash flows from financing activities	- 0 -
NET INCREASE IN CASH AND CASH EQUIVALENTS	36,885
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	154,919
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 191,804
CASH PAID DURING THE YEAR:	
Income taxes	$ - 0 -
Interest	$ - 0 -

See independent auditors' report and notes to financial statements.

BOOMERANG CAPITAL LLC

AUDITED COMPUTATION OF NET EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

MEMBERS' EQUITY AT DECEMBER 31, 2010	203,450
LESS: Non-allowable assets:	
Security deposit	20,146
MEMBERS' EQUITY AT DECEMBER 31, 2010	$ 183,304

BOOMERANG CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

MEMBERS' EQUITY AT JANUARY 1, 2010	173,209
NET INCOME YEAR ENDED DECEMBER 31, 2010	30,241
NET MEMBERS' EQUITY WITHDRAWALS	- 0 -
NET MEMBERS' EQUITY CONTRIBUTIONS	- 0 -
MEMBERS' EQUITY AT DECEMBER 31, 2010	$ 203,450

See independent auditors' report and notes to financial statements.

BOOMERANG CAPITAL LLC

RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2010

PARTNERS NET CAPITAL:	
AMOUNT REPORTED ON AMENDED 12/31/10 FOCUS REPORT	203,450
AMOUNT REPORTED ON AUDITED 12/31/10 REPORT	203,450
DIFFERENCE	$ - 0 -

BALANCE SHEET DIFFERENCES:	
ACCRUED EXPENSES ON AUDITED 12/31/10 REPORT	8,500
ACCRUED EXPENSES ON AMENDED 12/31/10 FOCUS REPORT	8,500
DIFFERENCE	$ - 0 -

See independent auditors' report and notes to financial statements.

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT
1109 LAWRENCE ROAD
NORTH BELLMORE, NEW YORK 11710

February 15, 2011

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE AND INTERNAL CONTROL OVER FINANCIAL REPORTING IN ACCORDANCE WITH SEC STANDARDS

To the Members
of Boomerang Capital LLC

Compliance

As part of obtaining reasonable assurance about whether Boomerang Capital LLC financial statements are free of material misstatement, I performed tests of it's compliance with certain provisions of laws and regulations, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. The results of my tests disclosed no instances of noncompliance that are required to be reported under SEC Standards.

Internal Control Over Financial Reporting

In planning and performing my audit, I considered Boomerang Capital LLC's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving the internal control over financial reporting and its operation that I consider to be material weaknesses. There are no prior year reportable conditions.

Respectfully submitted,

GARY M. FLAUM, CPA

TEL (516) 551-4289 • FAX (516) 221-7076 • Email: GMFCPA@optonline.net

Note 1 – Organization

Boomerang Capital LLC, a Connecticut limited liability company (the Company) was formed on September 10, 2001. The Company is a hedge fund placement firm that provides the hedge fund manager with valuable marketing capabilities.

Note 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and equivalents include cash and investments that are readily convertible into cash and, when acquired, have original maturities of three months or less.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided for on the straight-line method over the estimated useful life of the assets.

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred.

Income Taxes

No provision is made for income taxes as any income or loss that is includable in the income tax returns of the members. Accordingly, there is no liability for income taxes in the accompanying financial statements. A franchise fee, based on revenue, is paid to the State of Connecticut.

Note 3 – Lease Commitments

The Company leases office facilities for a term of five years beginning August 1, 2006 and ending August 1, 2011. The Company intends to negotiate a renewal of the current lease. Monthly rents are $10, 073 and future minimum lease payments are as follows:

1/1/11 - 7/31/11	$ 70,511

The value of the security deposit with the landlord at December 31, 2010 is $20,146.

SIPC-6

(33-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

SIPC-6

(33-REV 6/10)

For the first half of the fiscal year ending ____________, 20__

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum) $ 731.74

   1. Less prior year overpayment applied as reflected on SIPC-7 if applicable (0)

   2. Assessment balance due 0

   B. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

   C. Total assessment and interest due $____________

   D. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as C above) $ 731.74

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Boomerang Capital llc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

MD
(Title)

Dated the 14 day of July, 20 10.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20__
and ending ________, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 659,200

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — 0

(2) Net loss from principal transactions in securities in trading accounts. — 0

(3) Net loss from principal transactions in commodities in trading accounts. — 0

(4) Interest and dividend expense deducted in determining item 2a. — 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. — 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 0

(7) Net loss from securities in investment accounts. — 0

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. — 275,134

(2) Revenues from commodity transactions. — 88,758

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 0

(4) Reimbursements for postage in connection with proxy solicitation. — 0

(5) Net gain from securities in investment accounts. — 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 0

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 2613.02

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — 0

____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income — $ N/A

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) — $ N/A

Enter the greater of line (i) or (ii) — ________

Total deductions — 366,505

2d. SIPC Net Operating Revenues — $ ~~29~~ 292,695

2e. General Assessment @ .0025 — $ ~~$~~ 731.74

(to page 1 but not less than $150 minimum)

SIPC-7 (33-REV 7/10)

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066273 FINRA DEC
BOOMERANG CAPITAL LLC 5*5
140 ROWAYTON AVE STE B
NORWALK CT 06853-1427

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Donough McDonough 203.855.17

2. A. General Assessment (item 2e from page 2)		$ 1232.79
B. Less payment made with SIPC-6 filed (exclude interest) 7/14/10 Date Paid		(731.74)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		501.05
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 501.05
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 501.05	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Boomerang Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

MD
(Title)

Dated the 1 day of Jan, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2016 and ending Dec 31, 2016
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,032,290.18
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	275,134
(2) Revenues from commodity transactions.	258,815.59
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	5226
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ N/A	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ N/A	
Enter the greater of line (i) or (ii)	
Total deductions	539175.59
2d. SIPC Net Operating Revenues	$ 493,114.59
2e. General Assessment @ .0025	$ 1,232.79

(to page 1, line 2.A.)

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT
1109 LAWRENCE ROAD
NORTH BELLMORE, NEW YORK 11710

February 15, 2011

To the Members of Boomerang Capital, LLC
140 Rowayton Avenue, Suite C
Rowayton, CT 06853

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Boomerang Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Boomerang Capital LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Boomerang Capital LLC management is responsible for the Boomerang Capital LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

TEL (516) 551-4289 • FAX (516) 221-7076 • Email: GMFCPA@optonline.net

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Gary M. Flaum

GMF/cs
Enclosure

BOOMERANG CAPITAL LLC

FINANCIAL STATEMENTS
and
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT

BOOMERANG CAPITAL LLC

FINANCIAL STATEMENTS
and
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

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